Mail Stop 4561

December 20, 2007

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007, and September 30, 2007**
> **File No. 001-13221**

Dear Mr. Green:

We have reviewed your response dated December 17, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 19 – Operating Segments, page 106

1.   We note your response to comment one of our letter dated December 6, 2007. In your response you indicate that the significant lines of businesses, banking, financial management group, and non-banks, are reported as operating segments in the company's consolidated financial statements. Please describe the nature of operations and revenues generated for each of your operating segments. Refer to paragraphs 16 – 24 of SFAS 131 and provide us with an analysis describing how you determined that aggregation into a single reportable segment is appropriate. In your analysis, demonstrate how the lines of businesses have similar economic characteristics and long-term financial performance by providing us with the financial performance of each line of business for the past five years.

2.   In future filings, please clearly describe the nature of the company's organization and management reporting structure and how you determine aggregation of

identified operating segments is appropriate. Provide us with your proposed future disclosure. Refer to paragraph 26 of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief